EXHIBIT 4.5

DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

DESCRIPTION OF COMMON STOCK

The following description of the Company’s common stock is based upon the Company’s restated certificate of incorporation, as amended (“Restated Certificate of Incorporation”), the Company’s Amended and Restated Bylaws (“Bylaws”) and applicable provisions of law. We have summarized certain portions of the Restated Certificate of Incorporation and Bylaws below. The summary is not complete and is subject to, and is qualified in its entirety by express reference to, the provisions of our Restated Certificate of Incorporation and Bylaws, each of which is filed as an exhibit to the Annual Report on Form 10‑K of which this Exhibit 4.5 is a part.

Authorized Capital Stock

Under the Restated Certificate of Incorporation, Adobe’s authorized capital stock consists of 900,000,000 shares of common stock, $0.0001 par value, and 2,000,000 shares of preferred stock, $0.0001 par value.

Common Stock

Adobe Common Stock Outstanding. The outstanding shares of the Company’s common stock are duly authorized, validly issued, fully paid and nonassessable. The Company’s common stock is listed and principally traded on the Nasdaq Global Select Market under the ticker symbol “ADBE.”

Voting Rights. Each holder of shares of the Company’s common stock is entitled to one vote for each share held of record on the applicable record date on all matters submitted to a vote of stockholders.

Dividend Rights. Subject to any preferential dividend rights granted to the holders of any shares of the Company’s preferred stock that may at the time be outstanding, holders of the Company’s common stock are entitled to receive dividends as may be declared from time to time by the Company’s board of directors out of funds legally available therefor. We have not declared or paid any cash dividends on the Company’s common stock since April 2005, and do not anticipate paying any cash dividends in the foreseeable future.

Rights upon Liquidation. Holders of the Company’s common stock are entitled to share pro rata, upon any liquidation or dissolution of Adobe, in all remaining assets available for distribution to stockholders after payment or providing for the Company’s liabilities and the liquidation preference of any outstanding preferred stock.

Preemptive Rights. Holders of the Company’s common stock have no preemptive right to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities.

Transfer Agent and Registrar. Broadridge Corporate Issuer Solutions, Inc. is the transfer agent and registrar for the Company’s common stock.

Preferred Stock

Under the Company’s Restated Certificate of Incorporation, without further stockholder action, the Company’s board of directors is authorized, subject to any limitations prescribed by the law of the State of Delaware, to provide for the issuance of the shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding).

Certain Provisions of the Company’s Restated Certificate of Incorporation and Bylaws

The Company’s Restated Certificate of Incorporation and Bylaws vest the power to call special meetings of stockholders in the Company’s chairman of the board, President, board of directors or stockholders holding shares representing not less than 10% of the outstanding votes entitled to vote at the meeting. Stockholders are not permitted under the Company’s Restated Certificate of Incorporation or Bylaws to act by written consent in lieu of a meeting.

To be properly brought before an annual meeting of stockholders, (i) any stockholder nomination for the board of directors must be delivered to the Company’s Secretary not more than 120 and not less than 90 days prior to the date on which we first released the Company’s proxy materials for the prior year’s annual meeting, and (ii) any stockholder proposal other than nominations for the board of directors must be delivered to the Company’s Secretary not more than 150 and not less than 120 days prior to the date on which we first released the Company’s proxy materials for the prior year's annual meeting; provided that in the event that the date of the annual meeting is advanced or delayed by more than 30 days from the anniversary of the previous year’s meeting, a stockholder’s written notice will be timely if it is delivered by the later of the 90th day prior to such annual meeting or the 10th day following the announcement of the date of the meeting. Such notice must contain information specified in the Bylaws as to the director nominee or proposal of other business, information about the stockholder making the nomination or proposal and the beneficial owner, if any, on behalf of whom the nomination or proposal is made, including name and address, class and number of shares owned, and representations regarding the intention to make such a proposal or nomination and to solicit proxies in support of it. With respect to director nominees, we may require any proposed nominee to furnish information concerning his or her eligibility to serve as an independent director or that could be material to a reasonable stockholder’s understanding of the independence of the nominee and to provide a statement as to whether such nominee, if elected, intends to comply with the Company’s policies and procedures as applicable to the board of directors.

Certain Anti-Takeover Effects of Delaware Law

We are subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years following the date of the transactions in which the person became an interested stockholder, unless:

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the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the board of directors prior to the date the interested stockholder obtained such status;

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upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (a) by persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

A “business combination” is defined to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company’s company and, accordingly, may discourage attempts to acquire us even though such a transaction may offer the Company’s stockholders the opportunity to sell their stock at a price above the prevailing market price.